UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of	November 2022

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Form 6-K contains Bruush Oral Care Inc.’s unaudited condensed interim financial statements for the nine months ended July 31, 2022 and 2021, respectively.

BRUUSH ORAL CARE INC.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. dollars)

As at

	Note	July 31, 2022	October 31, 2021

ASSETS
Current
Cash		$21,541	$14,530
Accounts and other receivables	3	97,811	161,047
Inventory	4	351,336	774,117
Prepaid expenses and deposits	5	59,739	81,574
		530,427	1,031,268
Non-current
Intangible asset		5,856	11,466
Property and equipment		6,597	7,432
Total assets		$542,880	$1,050,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued expenses	6,9	$3,712,450	$3,366,062
Loan payable	7	29,378	27,144
Deferred revenue		11,777	17,181
Senior secured promissory notes	8	4,447,726	-
Warrant derivative	11	1,061,670	1,582,977
Total liabilities		9,263,001	4,993,364

SHAREHOLDERS’ EQUITY
Share capital	10	13,276,909	13,276,909
Obligation to issue securities		3,150,000	-
Reserves	10	613,337	400,936
Accumulated deficit		(25,760,367)	(17,621,043)
Total shareholders’ equity		(8,720,121)	(3,943,198)
Total liabilities and shareholders’ deficiency		$542,880	$1,050,166

Nature of operations and going concern (Note 1)

Subsequent events (Note 14)

The accompanying notes are an integral part of these condensed interim financial statements.

BRUUSH ORAL CARE INC.

CONDENSED INTERIM STATEMENT OF COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

		9 months ended		3 months ended
		July 31,	July 31,	July 31,	July 31,
	Note	2022	2021	2022	2021

Revenues		$1,842,764	$2,022,703	$730,956	$516,367
Cost of goods sold	4	555,828	1,257,494	166,844	282,393
Gross Profit		1,286,936	765,209	564,112	233,974

Expenses
Advertising and marketing		2,969,437	2,026,390	401,941	1,072,809
Commission		39,423	11,709	9,582	1,588
Consulting	9	794,205	1,417,920	311,214	498,789
Amortization and depreciation expense		8,513	3,008	2,873	3,008
Interest and bank charges		739,372	39,987	380,927	26,354
Merchant fees		74,440	82,486	17,980	39,551
Office and administrative expenses		179,901	88,859	56,120	23,492
Professional fees		320,752	281,437	247,233	156,252
Salaries and wages		710,125	251,978	273,550	111,912
Share-based compensation	10	76,354	65,438	68,492	65,438
Shipping and delivery		571,018	528,489	220,922	245,740
Travel and entertainment		203,237	25,536	75,878	17,318
		(6,686,777)	(4,823,237)	(2,066,712)	(2,262,251)

Other items
Government grant	7	-	8,763	-	8,763
Foreign exchange		25,257	233,626	5,520	24,697
Gain (loss) on revaluation of warrant derivative	11	385,260	(164,947)	204,182	65,512
Financing costs		(3,150,000)	-	-	-
		(2,739,483)	77,442	209,702	98,972

Net and comprehensive loss		$(8,139,324)	$(3,980,586)	$(1,292,898)	$(1,929,305)

Loss per share - Basic and diluted		$(2.08)	$(1.01)	$(0.33)	$(0.49)

Weighted average number of common shares outstanding - basic and diluted		3,920,721	3,928,860	3,900,224	3,928,860

The accompanying notes are an integral part of these condesned interim financial statements.

BRUUSH ORAL CARE INC.

CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars)

	Common Stock		Obligation to
	Number		issue		Accumulated
	of shares	Amount	securities	Reserves	Deficit	Total

Balance, October 31, 2020	3,928,860	13,264,251	$-	$308,660	$(12,072,451)	$(1,500,460)
Share based compensation	-	-	-	65,438	-	65,438
Net and comprehensive loss	-	-	-	-	(3,980,586)	(3,980,586)
Balance, July 31, 2021	3,928,860	13,264,251	-	374,098	(16,053,037)	(2,414,688)

Balance, October 31, 2021	3,931,137	$13,276,909	$-	$400,936	$(17,621,043)	$(3,943,198)
Derecognition of warrant derivative	-	-	-	136,047	-	136,047
Share cancellation	(316,023)	-	-	-	-	-
Securities to be issued for financing costs	-	-	3,150,000	-	-	3,150,000
Share based compensation	-	-	-	76,354	-	76,354
Net and comprehensive loss	-	-	-	-	(8,139,324)	(8,139,324)
Balance, July 31, 2022	3,615,114	13,276,909	$3,150,000	613,337	(25,760,367)	(8,720,121)

The accompanying notes are an integral part of these condensed interim financial statements.

BRUUSH ORAL CARE INC.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	Nine months ended	Nine months ended
	July 31,	July 31,
	2022	2021
Cash flows from operating activities
Net loss	$(8,139,324)	$(3,980,586)
Items not affecting cash:
Amortization and depreciation	8,513	3,008
Government grant	-	(8,763)
Share-based compensation	76,354	65,438
Gain on revaluation of warrant derivative	(385,260)	164,947
Interest expense	589,888	1,720
Unrealized foreign exchange	(704)	(11,319)
Financing costs	3,150,000	-

Changes in non-cash working capital
Accounts and other receivables	63,236	(228,153)
Inventory	366,520	219,865
Prepaid expenses and deposits	78,096	242,466
Accounts payable and accrued liabilities	346,388	1,652,810
Deferred revenue	(5,404)	7,035

Net cash flows used in operating activities	(3,851,697)	(1,871,532)

Cash flows from investing activities
Purchase of property and equipment	(2,042)	(3,862)
Purchase of intangible asset	-	(15,000)

Net cash flows used in investing activities	(2,042)	(18,862)

Cash flows from financing activities
Proceeds received on the issuance promissory notes	3,860,750	-
Proceeds from loans	-	14,253

Net cash flows provided by financing activities	3,860,750	14,253

Change in cash	$7,011	$(1,876,141)

Cash
Beginning of year	$14,530	$2,188,822
End of year	$21,541	$312,681

Supplemental cash flow disclosure
Interest	$72,169	$-
Taxes paid	$-	$-

The accompanying notes are an integral part of these condensed interim financial statements.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Nine months ended July 31, 2022 and 2021

1.	NATURE OF OPERATIONS AND GOING CONCERN

Bruush Oral Care Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on October 10, 2017. The Company is in the business of selling electric toothbrushes. The Company is located at 128 West Hastings Street, Unit 210, Vancouver, British Columbia V6B 1G8. The Company’s common shares are listed for trading on NASDAQ under the symbol “BRSH”.

As of July 31, 2022, the Company had a working capital deficit of $8,732,574, an accumulated deficit totaling $25,760,367. The ability of the Company to carry out its business objectives is dependent on its ability to secure continued financial support from related parties, to obtain equity financing, or to ultimately attain profitable operations in the future. The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. Whether and when the Company can attain profitability and positive cash flows is uncertain. While the Company has been successful in securing financing in the past, there is no assurance that financing will be available in the future on terms acceptable to the Company.

These factors form a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern. These financial statements do not give effect to adjustments to the carrying value and classification of assets and liabilities and related expense that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption is not appropriate, material adjustments to the statements could be required.

2.	BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended October 31, 2021.

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim financial statements are consistent with those applied and disclosed in the Company’s financial statements for the year ended October 31, 2021. In addition, other than noted below, the accounting policies applied in these unaudited condensed interim financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended October 31, 2021.

Basis of presentation

These condensed interim financial statements have been prepared on a historical cost basis and presented in US dollars which is the functional currency of the Company. The financial statements of the Company have been prepared on an accrual basis, except for cash flow information. The condensed interim financial statements have been prepared on a historical cost basis except for warrants and options, which are measured at fair value.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Nine months ended July 31, 2022 and 2021

3.	ACCOUNTS AND OTHER RECEIVABLES

	July 31, 2022	October 31, 2021
Trade receivables	$37,320	$36,734
Sales taxes receivable	60,491	124,313
	$97,811	$161,047

4.	INVENTORY

Inventory consisted entirely of finished goods.

During the nine months ended July 31, 2022, $537,872 (2021 - $1,254,717) of inventory was sold and recognized in cost of goods sold, and $123,046 (2021 - $35,683) of inventory was used for promotional purposes and recognized in other expense categories, such as selling and marketing and investor relations.

5.	PREPAID EXPENSES AND DEPOSITS

	July 31, 2022	October 31, 2021
Prepaid expenses	$32,923	$7,067
Deposits on inventory	26,816	74,507
	$59,739	$81,574

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July 31, 2022	October 31, 2021
Accounts payable	$2,450,950	$2,299,177
Accrued liabilities	1,261,500	1,066,885
	$3,712,450	$3,366,062

7.	LOANS PAYABLE

On May 5, 2020, the Company received a loan in the principal amount of CAD$40,000 ($28,506) under the Canada Emergency Business Account (“CEBA”) program. The loan is non-interest bearing and eligible for CAD$10,000 ($7,127) forgiveness if repaid by December 31, 2022. If not repaid by December 31, 2022, the loan bears interest at 5% per annum and is due on December 31, 2025. The Company intends to repay the loan by December 31, 2022 and management has assessed that the Company will have the financial ability to do so. As it is probable that the conditions for the forgiveness of the loan will be met, the Company has recognized the CAD$10,000 ($7,127) loan forgiveness as government grant income during the year ended January 31, 2021. As the loan was issued at below market rates, the initial fair value of the loan was determined to be $20,160, which was determined using an estimated effective interest rate of 15%. The difference between the face value of the loan and the fair value of the loans of $14,139 has been recognized as government grant income during the year ended January 31, 2021.

On April 7, 2021, the Company received an additional CAD$20,000 ($14,253) under the CEBA program. The additional loan is non-interest bearing and eligible for CAD$10,000 ($7,704) forgiveness if repaid by December 31, 2022. If not repaid by December 31, 2022, the loan bears interest at 5% per annum and is due on December 31, 2025. The Company intends to repay the loan by December 31, 2022, and management has assessed that the Company will have the financial ability to do so. As it is probable that the conditions for the forgiveness of the loan will be met, the Company has recognized the CAD$10,000 ($7,704) loan forgiveness as government grant income during the nine months ended October 31, 2021. As the loan was issued at below market rates, the initial fair value of the loan was determined to be $7,703, which was determined using an estimated effective interest rate of 15%.

The difference between the face value of the loan and the fair value of the loans of $8,763 has been recognized as government grant income during the nine months ended October 31, 2021.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Nine months ended July 31, 2022 and 2021

7.	LOANS PAYABLE (continued)

For the nine months ended July 31, 2022, the Company recognized interest expense of $3,103 related to the loan (Year ended October 31, 2021 - $3,315).

As at July 31, 2022, the carrying value of the loan was $29,378 (October 31, 2021 - $27,144).

8.	SENIOR SECURED PROMISSORY NOTES

December Financing

On December 3, 2021, the Company issued senior secured promissory notes (the “December Senior Secured Promissory Notes”) in the amount of $3,000,000. The Senior Secured Promissory Notes have a maturity date of December 3, 2022 and bear interest at 8% per annum. The December Senior Secured Promissory Notes are secured by the Company’s assets.

Should the Company complete any public offering of securities or any other financing or capital-raising transaction of any kind (each a “Subsequent Offering”) for gross proceeds of over $5,000,000 prior to December 3, 2022, the Company shall repay the notes in their entirety.

In conjunction with the issuance of the December Senior Secured Promissory Notes, the Company incurred transaction costs consisting of finders’ fees and professional fees in the amount of $396,500, which was offset against the December Senior Secured Promissory Notes at recognition. The effective interest rate on the December Senior Secured Promissory Notes was determined to be 22% per annum.

The Company is also to issue units to the holders of the December Senior Secured Promissory Notes (“the Units”) with the same terms as units to be issued as part of the Company’s initial public offering (“IPO”). The number of Units is determined by dividing 50% of the principal amount of the Secured Promissory Notes by the unit price of the Company’s IPO. Each Unit will comprise of one of the common shares and one warrant (the “Warrants”). Each Warrant is exercisable into one common share at an exercise price equal to the share price of the Company’s IPO. The Warrants will expire five and a half years after the closing of the Company’s IPO. The fair value of the Units to be issued of $1,500,000 has been recognized as financing costs.

April Financing

On April 28, 2022, the Company issued senior secured promissory notes (the “April Senior Secured Promissory Notes”) in the amount of $1,650,000. The April Senior Secured Promissory Notes have a maturity date of December 2, 2022 and bear interest at 8% per annum. The April Senior Secured Promissory Notes are secured by the Company’s assets. In the event of default, the interest rate increases to 15%.

The April Senior Promissory Notes were issued with a 10% discount such that funds of $1,500,000 were received by the Company. In conjunction with the issuance of the April Senior Secured Promissory Notes, the Company incurred transaction costs consisting of finders’ fees and professional fees in the amount of $242,750, which was offset against the April Senior Secured Promissory Notes at recognition. The effective interest rate on the April Senior Secured Promissory Notes was determined to be 55% per annum.

Should the Company complete any public offering of securities or any Subsequent Offering for gross proceeds of over $5,000,000 prior to December 2, 2022, the Company shall repay the notes in their entirety.

The Company is also to issue shares to the holders of the April Senior Secured Promissory Notes (“the Commitment Shares”) with the same terms as units to be issued as part of the Company’s IPO. The number of Commitment Shares is determined by dividing 100% of the principal amount of the April Secured Promissory Notes by the share price of the Company’s IPO. The fair value of the Commitment Shares to be issued of $1,650,000 has been recognized as financing costs during the nine months ended July 31, 2022.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Nine months ended July 31, 2022 and 2021

8.	SENIOR SECURED PROMISSORY NOTES (continued)

A continuity of the senior secured promissory notes below:

	December Senior Secured Promissory Notes	April Senior Secured Promissory Notes	Total
Balance October 31, 2021	$-	$-	$-
Additions	3,000,000	1,650,000	4,650,000
Discount	-	(150,000)	(150,000)
Transaction costs	(396,500)	(242,750)	(639,250)
Accretion	402,671	184,305	586,976
Balance July 31, 2022	$3,006,171	$1,441,555	$4,447,726

Subsequent to the nine months ended July 31, 2022, on August 5, 2022 (Note 14), the Company completed its IPO and the December Senior Secured Promissory Notes and April Senior Secured Promissory Notes were repaid in full. The Company issued 504,808 Units and 252,404 Commitment Shares to the holders.

9.	RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

All related party transactions are in the normal course of operations. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments.

a)	Related party transactions with directors, subsequent and former directors and companies and entities over which they have significant influence over:

	July 31, 2022	July 31, 2021
Director fees	$60,668	$70,553
Professional fees	$266,898	$13,078
Share-based compensation	$32,444	$-

b)	Key management compensation

	July 31, 2022	July 31, 2021
Consulting fees	$-	$132,543
Salaries	$223,917	$80,244
Share-based compensation	$36,049	$-

c)	Accounts payable and accrued liabilities – As of July 31, 2022, $ 603,476 (October 31, 2021 - $155,979) due to related parties was included in accounts payable and accrued liabilities.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Nine months ended July 31, 2022 and 2021

10.	SHARE CAPITAL

a)	Share capital

Authorized share capital

Unlimited Common Shares without par value.

Shares outstanding

On July 29, 2022, the Company completed a share reorganization (the “Share Reorganization”) to redesignate all Class B shares to common shares of the Company and to convert the Class A shares to common shares of the Company. The Company also effected a consolidation its shares on the basis of 1 new share for each 3.86 shares outstanding (the “Consolidation”). Prior to the Share Reorganization and Consolidation, the Company had 6,824,127 Class A and 7,130,223 Class B common shares issued and outstanding. Immediately following the Share Reorganization and Consolidation, the Company had 3,615,116 common shares outstanding. Except where otherwise indicated, all historical share numbers and per share amounts have been adjusted on a retroactive basis to reflect following the Share Reorganization and Consolidation.

Nine months ended July 31, 2022

On July 22, 2022, the Company cancelled 316,023 common shares issued to a former director.

Nine ended July 31, 2021:

There were no share issuances during the nine months ended July 31, 2021.

a)	Options

The Company has established a stock option plan for its directors, officers, employees, and consultants under which the Company may grant options (each, an “Option”) from time to time to acquire Shares. The exercise price of each Option shall be determined by the Board of Directors. Options may be granted for a maximum term of five years from the date of grant. Options are non-transferable and expire immediately upon termination of employment for cause, or within 30 days of termination of employment for cause, or within 30 days of termination of employment or holding office as director or officer of the Company or in the case of death. Unless otherwise provided in the applicable grant agreement, Options fully vest upon the grant thereof.

During the nine months ended July 31, 2021, the Company granted 80,181 options exercisable at CAD$6.90 until November 9, 2025. The fair value of the options was determined to be $246,071 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – CAD$5.60, expected dividend yield – 0%, expected volatility – 100%, risk-free interest rate – 0.25%, and an expected remaining life – 5 years.

During the nine months ended July 31, 2022, the Company recognized share-based compensation expense of $7,861 for the vesting of options (Nine months ended July 31, 2021 - $65,438).

As at July 31, 2022 and October 31, 2021, 80,181 options with an exercise price of CAD$6.90, expiring on November 9, 2025, were outstanding.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Nine months ended July 31, 2022 and 2021

10.	SHARE CAPITAL (continued)

Continuity of the options issued and outstanding are as follows:

	Number of options	Weighted average exercise price
Balance, October 31 2021, and July 31, 2022	80,181	$6.90CAD

b)	Warrants

As at July 31, 2022 and October 31, 2021, the Company had 730,258 warrants outstanding with a weighted average exercise price of CAD$7.87.

c)	Restricted Share Awards

On June 30, 2022, the Company issued 492,228 Restricted Share Awards (“RSU” or “RSU’s”) to directors of the Company. The RSU’s vest over a period of three years, in three equal tranches on the first, second, and third anniversaries of the grant date. At July 31, 2022 none of the RSU’s had vested. The Company recognizes the share-basd payment expense over the vesting terms. The share-based compensation costs for the RSU’s are based on the share price at the date of grant at a price of $2.85 per RSU.

During the nine months ended July 31, 2022, the Company recognized share-based compensation expense of $68,493 for the vesting of RSUs (nine months ended July 31, 2021 - $nil).

	Number of RSUs	Weighted average grant date fair value
Outstanding, October 31, 2021	-	$-
Granted	492,228	2.85
Outstanding, July 31, 2022	492,228	$2.85
Vested, July 31, 2022	-	$-

11.	DERIVATIVE WARRANT LIABILITY

In July and August 2020, in connection with a private placement, the Company issued 267,745 warrants with an exercise price of CAD$3.47 ($2.66) per warrant with an expiry date of twenty-four months from the time the Company completes a bone-fide public offering of common shares under a prospectus or registration statement filed with the securities regulatory authorities in Canada or the United States (the “Liquidity Event”). As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments measured at fair value at the end of each reporting period.

On July 29, 2022, the Company amended the exercise price of 86,537 of the warrants to $2.66. As a result, the derivative liability associated with these warrants at the time of $136,047 was derecognized and recorded to equity. The fair value at the time of derecognition was based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - $2.85, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate – 2.92% and an expected remaining life – 2.01 years

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Nine months ended July 31, 2022 and 2021

11.	DERIVATIVE WARRANT LIABILITY (continued)

As at July 31, 2022, the fair value of the remaining 181,208 warrants which were not repriced (and therefore continue to be recognized as derivative financial instruments) was determined to be $465,098 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - CAD$3.65, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate – 2.92% and an expected remaining life – 2.01 years (October 31, 2022 - $818,871 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - CAD$5.64, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate – 1.11% and an expected remaining life – 1.66 years).

In August and September 2020, in connection with a private placement, the Company issued 382,246 warrants with an exercise price of CAD$10.42 ($7.80) per warrant with an expiry date of twenty-four months from the Liquidity Event. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments measured at fair value at the end of each reporting period. As at July 31, 2022, the fair value of the warrants was determined to be $596,572 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock - CAD$3.65, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 2.92% and an expected remaining life - 2.01 years. (October 31, 2021 - $764,106 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - CAD$5.64, expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate – 1.11% and an expected remaining life – 1.66 years).

The following is a continuity of the Company’s derivative warrant liability:

Balance, January 31, 2021	$1,490,059
Change in fair value of derivative	92,918
Balance, October 31, 2021	$1,582,977
Change in fair value of derivative	(385,260)
Derecognition of warrant derivative	(136,047)
Balance, July 31, 2022	$1,061,670

12.	FINANCIAL INSTRUMENT RISK MANAGEMENT

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	Level in fair value hierarchy	July 31, 2022	October 31, 2021
Amortized cost:
Cash		21,541	$14,530
Accounts receivable		97,811	161,047
		119,352	$175,577

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Nine months ended July 31, 2022 and 2021

12.	FINANCIAL INSTRUMENT RISK MANAGEMENT (continued)

Financial liabilities included in the statement of financial position are as follows:

	Level in fair value hierarchy	July 31, 2022	October 31, 2021
Amortized cost:
Accounts payable and accrued expenses		3,712,450	$3,366,062
Loans payable		29,378	27,144

FVTPL:
Warrant derivative liability	Level 2	1,061,670	1,582,977
		4,803,498	$4,976,183

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s cash, accounts receivable and accounts payable and accrued liabilities as at approximate their fair value due to their short terms to maturity.

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrant derivative liability at initial recognition and at period-end has been calculated using the Black Scholes option pricing model.	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

● The share price was higher (lower)

● The risk-free interest rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

For the fair values of the derivative liability, reasonably possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		July 31, 2022	October 31, 2021
Volatility	20%	$172,085	$258,303

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Nine months ended July 31, 2022 and 2021

12.	FINANCIAL INSTRUMENT RISK MANAGEMENT (continued)

Credit risk

The Company’s principal financial assets are cash and trade accounts receivable. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Credit risk is not concentrated with any particular customer. The Company’s accounts receivable consists primarily of GST receivable. Trade receivables are generally insignificant.

The Company’s maximum credit risk exposure is $119,352.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of preferred shares. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at July 31, 2022:

	Within one year	Between one and five years	More than five years
Accounts payable and accrued expenses	$3,712,450	$-	$-
Loans payable	29,378	-	-
Senior secured romissory notes	4,447,726	-	-
	$8,189,554	$-	$-

Foreign exchange risk

Foreign currency risk arises from fluctuations in foreign currencies versus the United States dollar that could adversely affect reported balances and transactions denominated in those currencies. As at July 31, 2022, a portion of the Company’s financial assets are held in Canadian dollars. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in United States dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time. The Company is not exposed to any material foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Nine months ended July 31, 2022 and 2021

13.	SEGMENTED INFORMATION

The Company’s breakdown of sales by geographical region is as follows:

	Nine months ended July 31, 2022	Nine months ended July 31, 2021
United States of America	$1,183,150	$1,304,524
Canada	659,614	718,179
	$1,842,764	$2,022,703

The Company’s breakdown of sales by product segment is as follows:

	Nine months ended July 31, 2022	Nine months ended July 31, 2021
Devices	$1,165,117	$1,849,197
Consumables	677,647	173,506
	$1,842,764	$2,022,703

14. SUBSEQUENT EVENTS

On August 5, 2022, the Company closed its IPO of 3,728,549 units at $4.16 per unit, each consisting of one share of common stock and one warrant to purchase one common stock, with an exercise price of $4.16 per share. The gross proceeds of the offering were $15,510,764, before deducting underwriting fees and other estimated offering expenses.

The Company granted the underwriter a 45-day over-allotment option to purchase additional shares of common stock and/or warrants to purchase additional shares of common stock up to 15% of the number of shares of common stock and warrants, respectively, sold in the offering solely to cover over-allotments, if any. On August 5, 2022, Aegis partially exercised its over-allotment option with respect to 262,841 warrants to purchase 262,841 shares at a price of $5.20 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	November 30, 2022	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer